SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 3RD, 2009

DATE, TIME AND PLACE: On July 3rd, 2009, at 11:30 am, in the Meeting Hall of the Board of Directors, located at Avenida das Américas, No. 3434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned in the presence of Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Carmelo Furci, Luca Luciani, Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Andrea Sandro Calabi, members of the Board of Directors. Pursuant to the provided for in the Section 29, paragraph 2nd of the Company’s By-Laws, Messrs. Oscar Cicchetti and Stefano de Angelis attended the meeting by means of conference call. Also attended the meeting Messrs. Claudio Zezza, Chief Financial and Investor Relations Officer, Beniamino Bimonte, Chief Human Resources Officer, Rogerio Takayanagi, Chief Marketing Officer, Carlo de Martino, Chief External Relations Officer, Antonino Ruggiero, Chief Wholesale Officer, Lorenzo Federico Zanotti Lindner, Chief Strategy & Business Monitoring Officer, and Alessandra Catanante, General Secretary of the Board of Directors.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (1) Relevant notices to the Board of Directors – activities carried out by the Special Advisory Committees: Compensation Committee and Internal Control and Corporate Governance Committee; (2) Resolve on the change of empowerment of the Company’s Officers, pursuant to the provided for in the Section 34 of the Company’s By-Laws; (3) Resolve on the donation to be granted by the Controlled Company TIM Celular S.A. to the “Instituto Auditório Ibirapuera de São Paulo”; (4) Resolve on the donation to be granted by the Controlled Company TIM Celular S.A. related to the “Projeto Internet Sem Fronteiras”; (5) Resolve on the extension of the Tranche “B” of the loan related to the “CLUB DEAL” in the amount of R$ 300 million and with expiry date on August 10th, 2009; (6) Acknowledge about the performance of the Company; and (7) Other matters related to the items of the Agenda or even of general interest to the Company.

1/3

RESOLUTIONS: Initially, it shall be recorded hereby the obtainment, on May 29th, 2009, of the further authorizations regarding the permanent visa, necessary to their installation in the respective positions, (i) by Mr. Carmelo Furci, as Member of the Board of Directors of the Company; and (ii) by Mr. Luca Luciani, as Chief Executive Officer of the Company, Member of the Board of Directors of the Company and Chief Executive Officer of the Controlled Company TIM Nordeste S.A., emphasizing that, due to the obtainment of the necessary authorizations, Messrs. Carmelo Furci and Luca Luciani have already signed the respective instruments of appointment. Later, upon review and discussion of the matters included in the Agenda and the related material, which shall be duly filed in the Company’s headquarters, the Board Members resolved, by unanimous vote and with no restrictions: (1) to acknowledge about the activities carried out by the Compensation Committee and by the Internal Control and Corporate Governance Committee, in the last meeting of the referred bodies, held on May 12th, 2009 and June 24th 2009, respectively; (2) to approve the change of the empowerment of the Company’s Officers, pursuant to the provided for in the Section 34, paragraph 1st of the Company’s By-Laws, as follows: according to the provided for in the Company’s By-Laws, the Chief Executive Officer of the Company shall have the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, provided the respect to the limits established by law and the scope of authority of the General Shareholders’ Meetings, the Board of Directors and the Board of Executive Officers of the Company. The remaining Executive Officers of the Company, within their respective areas and always in compliance with the provisions of the Company’s By-Laws and the approved budget, shall have the authority to, acting individually, carry out acts and sign documents on behalf of the Company within the following empowerment: (a) Chief Financial and Investor Relations Officer: (i) for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignments and discount of bonds, up to a maximum amount of R$ 30,000,000.00 (thirty million Reais) per operation or serial of related operations; and (ii) for all the other operations, up to a maximum amount of R$ 5,000,000.00 (five million Reais) per operation or serial of related operations; (b) Chief Supplies Officer: up to a maximum amount of R$ 5,000,000.00 (five million Reais) per operation or serial of related operations; (c) Chief Human Resources Officer: up to a maximum amount of R$ 5,000,000.00 (five million Reais) per operation or serial of related operations; and (d) Legal Officer: up to a maximum amount of R$ 5,000,000.00 (five million Reais) per operation or serial of related operations. The Executive Officers of the Company shall have the authority to grant instruments of power-of-attorney on behalf of the Company up to their respective empowerment set forth above; (3) to approve the donation to be granted by the Controlled Company TIM Celular S.A. to the “Instituto Auditório Ibirapuera de São Paulo” (hereinafter referred to as “Auditório”), in the amount of R$ 3,150,000.00 (three million, one hundred and fifty thousand Reais), provided that this amount shall be utilized upon joint management with São Paulo’s City Hall, through the Culture Secretary, aiming, primarily, the maintenance of the Auditório, as well as social and cultural development, through the execution of Projects (SAS 158/09); (4) After the respective presentation, the Board decided to postpone the resolution of such subject to the next meeting, when shall be rendered to the Board further information regarding the Project, including it in the context of the Social Project of the Company; (5) to approve the extension, by the Controlled Company TIM Celular S.A., of the Tranche “B” of the loan related to the “CLUB DEAL” in the maximum amount of R$ 300,000,000.00 (three hundred million), for 2 (two) years, with the Company as guarantor; (6) Later, Mr. Luca Luciani exposed to the other Board Members his presentation related to the performance of the Company.

2/3

After such presentation, the Board Members declared to be content with the information presented; and (7) Finally, the Chairman asked the Board Members about the existence of any other matter of interest to the Board, when Mr. Luca Luciani took the opportunity to present to the Board Members the status of the necessary proceedings to turn effective the acquisition of Intelig, in accordance to the established by the Board in its meeting held on April 16th, 2009. After such presentation, the Board Members declared to be content with the information presented.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members.
Directors: Messrs. Mario Cesar Pereira de Araujo, Luca Luciani, Gabriele Galateri di Genola, Carmelo Furci, Manoel Horácio Francisco da Silva, Maílson Ferreira da Nóbrega, Oscar Cicchetti, Stefano de Angelis and Andrea Sandro Calabi.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), July 3rd, 2009.

ALESSANDRA CATANANTE
General Secretary

3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 06, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.